Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08
December 1, 2010
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Validus Holdings, Ltd.
Schedule TO-I
File No. 5-83027
Filed November 8, 2010
Dear Ms. Chalk:
     In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2010 regarding the Schedule TO-I filed by Validus Holdings, Ltd. (the “Company”) on November 8, 2010, the Company hereby acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.
By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	Executive Vice President and Chief Financial Officer